J Sainsbury plc

03 JAN 23 AM 7:21

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities Exchange Commission
Office of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Avenue
Washington DC20549
USA

82-913

03003249

Ext: 020 7695 6378
Fax: 020 7695 6378

Date: 13 January 2003

SUPPL

Dear Sir

Quarter 3 Trading Statement 2002/2003

Please find enclosed a copy of the above announcement made to the London Stock Exchange on 13 January 2003 in respect of the Company's Quarter 3 Trading Statement.

PROCESSED
FEB 03 2003
THOMSON
FINANCIAL

Yours sincerely

Hazel Jarvis
Manager, Group Registration
& Shareholder Services

Enc

dlw 1/24

J Sainsbury plc
news release

13 January 2003

Third Quarter Trading Statement - Significant progress on business transformation programme, with solid Christmas trading

J Sainsbury plc, the UK and US food retailer, today issued its third quarter trading statement for the 12 weeks to 4th January 2003, confirming that it is delivering on its promised transformation programmes at the half way stage.

Sainsbury's Supermarkets (UK)
- Total sales up 4%
- Like-for-like sales up 2.8% (excluding petrol up 1%)

Transformation programme on track
- 104 stores and 25 petrol stations upgraded with new IT systems
- Distribution strategy on track with the proportion of goods delivered from new distribution centres increasing to 60% by March 2004 (currently 20%)
- delivering on enhanced £700m cost savings programme

Continued progress on store development
- 6 new stores opened, 8 stores refurbished and 13 stores extended in the quarter, bringing total for the year to date to 20 new stores, 20 extensions, and 36 refurbishments

Shaw's Supermarkets (US)
- Total sales up 1.2%
- Like-for-like sales up 0.6%
- Good performance compared with peer group of US food retailers

Sir Peter Davis, group chief executive, said:

"We have had a solid Christmas trading period, set against a strong performance last year. This was achieved in an extremely competitive environment and while making significant progress on our business transformation programme.

"Both the quarter and the year to date have seen major achievements in our radical programme to make Sainsbury's more effective and efficient. We have refurbished, extended and opened 76 stores so far this year. In the lead up to Christmas we successfully commenced operations from Hams Hall our new distribution centre, which helped with volumes at the peak Christmas time and demonstrated the scope and capacity of the centres when they are fully operational. By Christmas we had successfully installed new IT systems in 104 stores and 25 petrol stations. In addition we introduced the Nectar loyalty card programme in September, which has over 11m active users. We

terminated our Reward Card in November and have now consolidated all our customer data, which tells us that we have more customers in store using Nectar than our old Reward Card. We are confident that Nectar will drive future sales growth.

"We have achieved our objective of re-establishing ourselves as First for Food and are now focusing our efforts on developing our non-food offering further. In November, a specialist team, created to build an authoritative non-food offer, started work and we will roll this out to customers towards the end of this year.

"Shaw's performed well in a soft market. We remodelled two stores, expanded one and closed two for replacement. Shaw's has been one of the strongest performers in the US food retail sector with a clear customer proposition in an attractive geographic area.

"We remain confident that we are making real progress across the group to achieve our targets on sales and profit margins. Our comprehensive infrastructure programme is on track, and we are achieving our planned cost savings.

We will be issuing our pre-close period statement at the end of March."

For enquiries:

Investor Relations:
Roger Matthews
Lynda Ashton 020 7695 7162

Media:
Jan Shawe
Pip Wood 020 7695 6127

J Sainsbury plc

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities Exchange Commission
Office of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Avenue
Washington DC20549
USA

Ext: 020 7695 6378
Fax: 020 7695 6378

Date: 13 January 2003

Dear Sir

Possible offer for Safeway plc

Please find enclosed a copy of the above announcement made to the London Stock Exchange on 13 January 2003 in respect of the Company's possible offer for Safeway plc.

Yours sincerely

Hazel Jarvis
Manager, Group Registration
& Shareholder Services

Enc

.Not for release, publication or distribution in or into Australia, Canada, Japan or the United States

13 January 2003

J Sainsbury plc ("Sainsbury's")

Possible offer for Safeway plc ("Safeway")

Sainsbury's is considering making an offer for Safeway, in approximately equal amounts of cash and Sainsbury's shares, which, based on Sainsbury's closing share price on Friday 10 January 2003, would result in a value per Safeway share in excess of 300p. Sainsbury's would intend to satisfy the cash consideration from additional borrowings.

Sainsbury's has long believed that a combination with Safeway would produce substantial synergies, create value for shareholders and offer customers an improved proposition. Sainsbury's has identified at least £300 million of cost savings arising from a combination of the businesses.

Sainsbury's believes that it would need to dispose of around 90 stores in order to satisfy local competition issues. Sainsbury's will file a Merger Notice with the Office of Fair Trading as soon as possible.

Miss Judith Portrait, in her capacity as Trustee of the Blind Trust for Lord Sainsbury of Turville, and the other principal Sainsbury family shareholders have indicated their strong support for the Board in announcing a possible offer for Safeway.

Sainsbury's is being advised by UBS Warburg and Goldman Sachs International, who have indicated the basis on which they would be willing to offer Sainsbury's a facility to finance any cash consideration and working capital of the enlarged group.

Sir Peter Davis, Chief Executive of Sainsbury's, said:

"Over the past year we have looked at the possibility of combining with Safeway in order to offer more customers greater choice and a superior food proposition throughout the United Kingdom. Safeway's recent decision to relinquish its independence offers us a unique opportunity to acquire a large number of stores, which would enhance our strategic transformation."

Further detail is provided in the attached notes.

NOTES TO THE ANNOUNCEMENT

1. Rationale for the Possible Offer

Background to and reasons for the Possible Offer

Safeway's decision to relinquish its independence has set in train a process which will materially affect the shape of the UK food retailing landscape and the extent of customer choice within it. Sainsbury's belief that it would be able to deliver increased sales from the Safeway portfolio is driven by a strong core brand food offer at competitive prices, its capability to operate successfully across a number of store formats as well as its innovation with new products and services. This enhanced trading performance, combined with the significant synergies identified by Sainsbury's, makes this potential transaction a highly attractive opportunity to create value for shareholders and customers.

Over the past two years Sainsbury's has progressed a fundamental Business Transformation Programme to upgrade its product offer, stores and infrastructure to improve productivity. During this time it has created new and exciting product ranges such as Taste the Difference, upgraded its stores and is modernising its supply chain to reduce costs. The investment already made in the fixed cost infrastructure, the detailed expertise gained, and the future capacity created would be a key part of driving synergy opportunities in the integration of Safeway.

As Sainsbury's has progressed through the continuing delivery of its Transformation Programme, it has actively explored a combination with Safeway. In recent months, discussions have been held about a potential combination. Sainsbury's believes that the new group would provide UK consumers with a differentiated approach from its competitors.

Sainsbury's believes that the complementary nature of Safeway's and Sainsbury's product offering makes a combination of the two groups strategically compelling. Safeway's store formats and customer demographics would enable Sainsbury's to draw on its key strengths in integrating the two businesses. In addition, it would provide an improved national presence to the Enlarged Sainsbury's Group.

Sainsbury's has assembled a broad and talented senior management team with a core competence in food retailing and a culture of change management. It has a range of skills and experience well suited to the integration of a major portfolio of stores derived from the continuing implementation of its Transformation Programme as well as from the senior management team's own experience in leading and integrating acquisitions. Sainsbury's would also seek to draw on the talent, knowledge and experience of Safeway's management team.

The Board believes that the combination of the ability to deliver sales growth and increased operating efficiency would represent an excellent opportunity to create value for shareholders and offer improved value to customers. Overall, Sainsbury's believes that through the combination with Safeway it can achieve total pro-forma annual cost savings of at least £300 million, by the third full year following acquisition. This, and all other estimates (unless otherwise stated) in this announcement, are based on the store portfolio excluding around 90 stores which Sainsbury's expects to have to sell to satisfy local competition issues.

Revenue Opportunities

Sainsbury's average sales per square foot last financial year was £19.92, 15 per cent higher than that achieved in Safeway stores. There exists a significant opportunity to

improve the revenue performance of the Safeway business. Sainsbury's currently estimates total sales uplifts of around £650 million per annum but it is expected that the benefits would be substantially re-invested in the customer offering. This would be achieved through a combination of store reformatting and enhancements, and improvements to Safeway's customer offer.

Complementary portfolios

Sainsbury's believes it is well placed to deliver value from the Safeway store portfolio, as it is highly complementary to Sainsbury's own estate:

Geographic spread

The Board believes disposals of around 90 stores would ensure that the Enlarged Sainsbury's Group has a strengthened nationwide presence whilst maintaining competitive local markets.

Set out below are the regional market shares of each company based on recent Taylor Nelson Sofres Superpanel data.

	Sainsbury's	Safeway	Estimated combined (excluding disposed stores)
London	30.5%	8.8%	36.2%
Midlands	18.0%	9.2%	25.1%
North East	7.4%	14.3%	20.3%
Yorkshire	10.8%	7.1%	16.8%
North West	10.2%	6.2%	15.9%
South	22.3%	9.0%	27.0%
Scotland	4.9%	21.5%	24.7%
E England	18.8%	7.4%	25.0%
Wales & West	10.9%	9.9%	20.7%
S West	15.9%	14.7%	25.6%

Format

Sainsbury's estimates that Safeway's retained portfolio would have a heavy weighting of mid-sized stores (approximately 92% of total footage), from 10,000-45,000 sq. ft, the format most suited to Sainsbury's traditional food retailing strengths. Based on its understanding of the Safeway portfolio, Sainsbury's has classified the Safeway stores (excluding those that would be sold) into Sainsbury's store categories. Sainsbury's believes this illustrates clear format compatibility.

	Sainsbury's	Safeway	Sainsbury's	Safeway
Convenience	93	59	20%	15%
Main	244	243	50%	63%
Main Plus	55	4	11%	1%
Broad Appeal	91	81	19%	21%
Total	**483**	**387**	**100%**	**100%**

Demographics

Sainsbury's believes that the two Safeway customer bases are well aligned demographically with above market representation in the ABC1 category.

Customer type (% of spend)	Sainsbury's	Safeway	Market
AB	25.8	21.4	19.1
C1	32.7	30.4	28.7
C2	18.2	20.5	21.5
DE	23.3	27.7	30.7

The appeal of Sainsbury's brand and its experience in successfully marketing to the ABC1 demographic group further enhances the potential for successful customer retention and further sales increases from the Safeway customer base.

Customer offer

Sainsbury's believes it is well placed to improve on Safeway's performance in three key areas; creating a superior food offer, optimising store formats to meet customers' varied needs and using customer data more effectively to develop new business streams and targeted marketing.

Core Food Offer

In independent research commissioned by Sainsbury's, large samples of consumers who were customers of both Sainsbury's and Safeway rated their overall satisfaction with each retailer's stores. Sainsbury's scored 7.05 out of 10 against a score of 6.51 for Safeway. Similar independent research has demonstrated Sainsbury's comparative strength over Safeway in each of the following aspects of Sainsbury's core offer:

- Quality
- Range of food offer
- In store service
- Price competitiveness

As part of improving the overall offer for Safeway's customers, Sainsbury's would reduce the price in Safeway's stores to align with Sainsbury's existing pricing. Over the 52 weeks ended 9 December 2002, the price indices as measured by AC Neilsen, indicate that Safeway is on average 4.7% more expensive. Sainsbury's would intend to reinvest substantially all the benefit of revenue uplifts back into the core offer.

Optimised Store Formats

Sainsbury's extensive use of customer data to deliver customer-led store formats would be applied to the Safeway estate to assist value maximisation from each location.

Sainsbury's estimates the majority of Safeway stores (243) fall into the Sainsbury's heartland "Main" store format; being mid-size stores with a "food first" focus. Sainsbury's believes a combination of Sainsbury's and Safeway's expertise in fresh food, counters, bakery and convenience foods, combined with the innovative Sainsbury own label ranges would create a compelling, differentiated food store in over 480 locations across the enlarged estate.

Sainsbury's experience in developing a strong convenience offer, in particular the use of customer data to optimise product range and choice in small stores, would be extended to the convenience stores in the Safeway estate, along with the petrol forecourts and BP/Safeway petrol units to generate a more appealing customer offer.

Sainsbury's believes further format-led opportunities exist both to extend the developing Sainsbury's Savacentre model in broad appeal locations, of which Sainsbury's estimates Safeway has 81 sites, and the Main plus format, where Safeway's pipeline of consented extensions would be expected to generate returns in line with Sainsbury's own extension programme which is projected to achieve ultimate sales uplifts of 28%.

Customer Data	Sainsbury's operating model is driven by the detailed knowledge of individual customers' shopping patterns gained through its Nectar loyalty programme and its customer data-warehouse. Sainsbury's is one of only two major UK grocery retailers to have this capability and in terms of customer numbers, Nectar is now the leading loyalty programme in the UK.

The data-warehouse would also support the effective introduction and development of new product ranges in the Enlarged Sainsbury's Group. This is a particular strength for Sainsbury's where sub-brands such as "Taste the Difference", "Free From" and "Blue Parrot Café" contribute over £1 billion of sales per annum. The data-warehouse allows the monitoring of how customer segments react to the introduction of these new products.

The customer data-warehouse not only drives customer led store formats and cataloguing but also allows entirely new services to be effectively targeted. Sainsbury's Bank is an example of this and now has over 1 million customers.

The ability to apply this data across a significantly larger portfolio of stores and broader customer base, with largely unchanged fixed costs, provides an opportunity to create further value.

Cost Synergies*

Significant opportunities exist to drive cost synergies in a number of key areas. These are estimated to total at least £300 million by the third full year following acquisition and would be achieved at a one off cost of £300 million. Capital expenditure of £500 million would also be required and would substantially be utilised in rebranding Safeway stores; Sainsbury's estimates that some of this investment would replace normal Safeway capital expenditure. The cost synergies are estimated to come from:

Sourcing	£125 million
Supply Chain and Information Technology	£50 million
Head Office costs and Marketing	£125 million
Total	£300 million

These synergies have been reviewed and reported on by Sainsbury's independent reporting accountants, PricewaterhouseCoopers, and its financial advisers, UBS Warburg and Goldman Sachs International as set out in Appendix II.

Sourcing

Sainsbury's believes that total sourcing benefits of £125 million would accrue to the new group. These would be delivered through two separate initiatives; benefits arising across the Enlarged Sainsbury's Group from greater buying scale and the application of Sainsbury's successful buying process review ('PICO') to the acquired sales base.

The largest sourcing benefit is driven by the enlarged nature of the group which in the financial year ended 30 March 2002 would have had aggregated sales of £25.9 billion before the effect of any disposals. Sainsbury's estimates that there is a significant overlap of suppliers with Safeway which offers a significant opportunity to standardise buying levels across the Enlarged Sainsbury's Group at the more favourable terms.

Sainsbury's application of the 'PICO' methodology to its purchasing processes has delivered cost savings in excess of expectations. 'PICO' is an approach of working with suppliers to remove cost from the end to end supply chain. It has already delivered £150 million of benefits and Sainsbury's has identified a further £170 million for delivery by March

2004 within its existing sales base. Sainsbury's would plan to extend this process to the newly acquired Safeway sales base and future buying initiatives within the Enlarged Sainsbury's Group.

Sainsbury's is fully committed to working effectively and fairly with suppliers to develop long-term relationships and achieving the above savings. In support of this, Sainsbury's has signed the Supplier Best Practice Code. The Enlarged Sainsbury's Group would remain fully committed to sourcing from a diverse supply base and supporting local producers and in particular British farmers.

Supply Chain and Information Technology

Sainsbury's is well advanced in its programme to transform its existing supply chain into industry leading standards. Significant operating savings in warehousing and transport costs would be generated from the recently opened distribution centre and the three further centres expected to become operational by the end of this calendar year.

This network has considerable capacity and Sainsbury's believes it would only need to retain part of Safeway's distribution network to service the combined business and therefore would maximise the efficiency of the new Sainsbury's distribution centres even earlier. Sainsbury's believes greater operational efficiency, combined with the elimination of duplication and the shortening of average distance between distribution centres and stores, would deliver material supply chain benefits and allow closure of 10 distribution centres.

Sainsbury's is currently implementing a major information technology programme, which will transform its information technology capabilities. The programme is migrating Sainsbury's towards package-based IT solutions with significantly reduced costs. The programme is now well advanced allowing these new systems to be leveraged to the benefit of the combined group.

This change programme is being implemented together with Accenture, which provides access to a flexible support organisation. The Board believes Sainsbury's new IT platform could be readily expanded without large step costs and could easily be interfaced with Safeway's systems leading to cost savings arising from the elimination of duplication in IT.

Total savings from the supply chain and information technology are estimated to be £50 million per annum.

Head Office costs and Marketing

Combining two national operators would provide scope for considerable savings from duplicated central functions. It is estimated that this would result in a reduction of at least 1,700 staff. However, given the proximity of the two groups' head offices, the opportunity clearly exists to help retain experienced management and staff from Safeway.

Sainsbury's successful, national marketing campaign contrasts with Safeway's marketing programme, focused on local weekly leaflet promotions to support their "high low" promotional programme in food, non-food and petrol. The elimination of the Safeway brand would allow marketing efforts to be refocused on the Sainsbury's brand. This would lead to significant cost savings in Safeway promotional spend.

Implementation and Execution

Management

Among Sainsbury's directors there is extensive experience of executing and integrating major acquisitions. Sainsbury's also has a proven track record of integrating acquisitions in

the US where its wholly owned subsidiary, Shaw's, has made a number of acquisitions in recent years.

This expertise, along with the change management experience gained through the UK Transformation Programme, would be combined in a dedicated project team responsible for delivering the successful integration of the two businesses. This team would draw on management expertise from the Shaw's subsidiary and UK Transformation Programme teams. It is believed that the enlarged group would be attractive to Safeway's talented personnel and those retained in the new business would assist in the integration process.

These factors allow the Board of Sainsbury's to view the integration timetable with confidence and would enable it to manage the execution risk with minimal disruption to the Enlarged Sainsbury's Group.

Implementation

Sainsbury's would re-brand all retained Safeway stores under the appropriate Sainsbury's fascia with particular sensitivity to Safeway's brand strength in Scotland. Sainsbury's currently estimates that the roll-out of the re-branding project across around 387 retained stores would be phased over three years. This compares favourably with the roll-out of the reinvigoration programme in the last financial year when management delivered 142 store conversions and major investments. The integration of central functions would be driven by the need to support the roll-out plan of the store re-branding.

2. Competition issues

The Board believes that it would need to dispose of around 90 stores in order to satisfy local competition issues of the type described in the Competition Commission report of 2000 ("A report on the supply of groceries from multiple stores in the United Kingdom"). The Board has reached this conclusion following a detailed store-by-store assessment of the local market implications of the acquisition of Safeway. This detailed analysis was based on a methodology consistent with that set out by the Competition Commission in the above report.

These store disposals would ensure that local competition is not restricted whilst ensuring the Enlarged Sainsbury's Group would have an improved nation-wide presence.

For each of the stores identified for potential disposal, the Board has undertaken a detailed review of the likely acquirers of the store or where appropriate a package of stores. The extent of interest is believed to be such that the Board has formed an opinion that such disposals would be completed at a satisfactory valuation.

From a national perspective, whilst any consolidation amongst the top five UK players (the major parties considered by the Competition Commission report of 2000) would reduce the absolute number of operators, Sainsbury's believes that with appropriate on-sales of stores, effective local competition and customer choice can be maintained.

Enquiries

Sainsbury's Telephone: +44 20 7695 6000

Sir Peter Davis
Roger Matthews
Jan Shawe
Lynda Ashton Telephone: +44 20 7695 7162

UBS Warburg Telephone: +44 20 7567 8000

Hew Glyn Davies
Peter Thompson

Goldman Sachs International Telephone: +44 20 7774 1000

Christopher French
Nick Reid

Finsbury Telephone: +44 20 7251 3801

Rupert Younger
Abigail Wyatt

An analysts' conference will be held at 9.30am 13 January 2003 at J Sainsbury plc, 33 Holborn, London EC1N 2HT

*The statements of estimated cost savings should be read in conjunction with Appendix II of this Announcement. For the reasons set out in Appendix II, there are inherent risks in these forward looking estimates and the resulting cost savings may be materially greater or less than those estimated in Appendix II. No part of those statements is intended to be a profit forecast and no part of those statements should be interpreted to mean that earnings per share of the Enlarged Sainsbury's Group for the current or future financial years would necessarily match or exceed the historical published earnings per share of Sainsbury's.

This Announcement does not constitute an offer to sell or invitation to purchase any securities or the solicitation of any vote or approval in any jurisdiction.

The availability of any offer for Safeway, if made, to persons not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are located. Persons who are not resident in the United Kingdom or who are subject to other jurisdictions should inform themselves of, and observe, any applicable requirements.

In particular, unless otherwise determined by Sainsbury's and permitted by applicable law and regulation, it is not intended that any offer for Safeway, if made, would be made, directly or indirectly, in or into, or by use of the mails of, or by any means or instrumentality (including, without limitation, telephonically or electronically) of interstate or foreign commerce of, or of any facility of a national securities exchange of, Australia, Canada, Japan or the United States and any such offer would not be capable of acceptance by any such use, means, instrumentality or facility or from or within Australia, Canada, Japan or the United States.

Any shares issued by Sainsbury's in connection with the Possible Offer will not be registered under the US Securities Act or under the securities laws of any jurisdiction of the United States. Relevant clearances will not be obtained from the securities commission of any province or territory of Canada, no prospectus will be lodged with, or registered by, the Australian Securities and Investment Commission or the Japanese Ministry of Finance and

any such shares will not be registered under or offered in compliance with applicable securities laws of any state, province, territory or jurisdiction of Australia, Canada, or Japan. Accordingly, unless an exemption under the relevant securities law is applicable, any such shares may not be offered, sold, resold, delivered or distributed, directly or indirectly, in or into Australia, Canada, Japan or the United States or any other jurisdiction if to do so would constitute a violation of the relevant laws of, or require registration thereof in, such jurisdiction.

Each of UBS Warburg and Goldman Sachs International is acting for Sainsbury's in connection with the Possible Offer and no one else and will not be responsible to anyone other than Sainsbury's for providing the protections offered to clients respectively of UBS Warburg and Goldman Sachs International as the case may be nor for providing advice in relation to the Possible Offer.

APPENDIX I

SOURCES AND BASES

In this Announcement:

(i) Unless otherwise stated, financial and other information concerning Safeway has been extracted or derived from the Annual Report and Accounts of Safeway for the year ended 30 March 2002, from Safeway's interim report for the 28 week period ended 12 October 2002 or from other published sources.

(ii) Unless otherwise stated, financial and other information concerning Sainsbury's has been extracted or derived from the Annual Report and Accounts of Sainsbury's for the year ended 30 March 2002, from Sainsbury's interim report for the 28 week period ended 12 October 2002 or from Sainsbury's management sources.

(iii) Geographic Spread data is derived from the Taylor Nelson Sofres Superpanel for the twelve weeks to December 2002.

(iv) Demographics data is extracted from the Taylor Nelson Sofres Superplan of demographics for grocery shoppers for the 52 weeks ending 8 December 2002.

(v) Customer satisfaction survey data is derived from independent research reports of IPS OS Customer Satisfaction Monitor for May 2002 to December 2002.

(vi) Information relating to the Enlarged Sainsbury's Group and the resulting synergy benefits have been prepared on the general basis of preparation and notes in relation to statement of estimated synergy benefits set out in Appendix II of this announcement.

(vii) Price indices data is derived from the A C Nielson Price Monitor measure for the 52 weeks ended 9 December 2002.

APPENDIX II

PART A - SYNERGY BENEFITS

General basis of preparation and notes in relation to statement of estimated synergy benefits

1. Statement of estimated synergy benefits

The estimated synergy benefits of the combination are detailed in note 1 to the announcement.

2. General basis of preparation

In order to identify and estimate the cost savings arising from the proposed combination of Sainsbury's and Safeway, Sainsbury's management has divided cost savings into three principal areas; sourcing, supply chain and IT, and head office and marketing. In addition Sainsbury's management has considered capital expenditure and the one-off costs to achieve these cost savings. However, management has not had the information to evaluate any non cash asset write downs that may be required.

Sainsbury's management constructed detailed "bottom-up" estimates of cost savings which management believes will be achieved from the proposed combination. These estimates were based on public information, industry benchmarks and the experience of Sainsbury's.

Management has considered the risks and uncertainties in achieving each synergy and has applied a prudent level of contingency in arriving at this estimate. Sainsbury's has not had access to any information provided by Safeway to Morrisons in connection with Morrisons' proposed acquisition of Safeway. It has not had the opportunity to discuss the reasonableness of the plans or assumptions supporting the estimated cost savings with the management of Safeway. Therefore there remain inherent risks in this forward-looking estimate.

Due to this inequality of information and the scale of the combined Sainsbury's and Safeway operations, there may be additional changes to the operating procedures of the Enlarged Sainsbury's Group. As a result, and the fact that changes relate to the future, the resultant cost savings may be materially greater or less than those estimated.

3. Notes

- The estimated synergy benefits are based upon Sainsbury's actual results for the year ended 30 March 2002 and Safeway's actual results for the year ended 30 March 2002. Sainsbury's expects to realise a substantial reduction in the combined operating costs of Sainsbury's and Safeway. The overall level of annualised cost savings is estimated to be at least £300 million arising by the end of the third full year following the acquisition.
- In arriving at the statement of estimated cost savings set out in this Announcement, Sainsbury's has assumed that:
  - there will be no significant impact on the business of the combined group arising from any decisions made by competition or regulatory authorities and that Sainsbury's would be able to implement its proposal without significant amendment by regulatory authorities except as referred to in this Announcement (see note 2 to the announcement and in particular disposals of around 90 stores);

- there will be no material change to the market dynamics in the combined group's core markets following completion of the transaction. In particular, Sainsbury's has based its estimates on its understanding of the current competitive situation and associated pricing levels, making no provision for any potential increase or decrease in competition;
- there is no contract or other arrangements (the existence or terms of which are undisclosed) that could affect the timing or realisation of cost synergies; and
- there are comparable operations, processes and procedures within Safeway as within Sainsbury's, except where publicly available information clearly indicates otherwise.

- Sainsbury's management, through its understanding of its own productivity relative to the overall food retail sector and Safeway, has estimated the source and scale of potential cost savings. In addition to Sainsbury's management information, the sources of information which Sainsbury's has used to arrive at the estimated cost savings include the following:
    - Safeway's annual reports and accounts;
    - Safeway's presentations to analysts;
    - Safeway's website;
    - Brokers' research;
    - Documents and statements issued by Safeway and Morrisons in connection with Morrisons' proposed acquisition of Safeway;
    - Independent market research;
    - Other public information; and
    - Sainsbury's knowledge of the industry and Safeway.
- Copies of the letters from the reporting accountants, PricewaterhouseCoopers LLP and Sainsbury's financial advisers, UBS Warburg and Goldman Sachs International concerning the Directors' statement of estimated cost savings are included in Parts B and C of this Appendix respectively.

PART B - LETTER FROM PRICEWATERHOUSECOOPERS LLP

The Directors
J Sainsbury plc
33 Holborn
London EC1N 2HT

PricewaterhouseCoopers LLP
1 Embankment Place
London WC2N 6RH

UBS Warburg Ltd.
1 Finsbury Avenue
London EC2M 2PP

Goldman Sachs International
Peterborough Court
133 Fleet Street
London EC4A 2BB

13 January 2003

Dear Sirs

POSSIBLE OFFER ON BEHALF OF J SAINSBURY PLC ("SAINSBURY'S") FOR SAFEWAY PLC ("SAFEWAY")

We refer to the statement of the estimate of cost synergies made by Sainsbury's (the "Statement"), set out under the heading "Cost Synergies" in Note 1 to, and Appendix II of, the announcement dated 13 January 2003 issued by Sainsbury's.

Responsibility

The Statement is the sole responsibility of the Directors of Sainsbury's. It is our responsibility and that of UBS Warburg Ltd. ("UBS Warburg") and Goldman Sachs International ("Goldman Sachs") to form our respective opinions, as required by Note 8(b) to Rule 19.1 of the City Code on Takeovers and Mergers (the "Code"), as to whether the Statement has been made by Sainsbury's with due care and consideration.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board.

We have reviewed the relevant bases of belief (including sources of information) and calculations underlying the Statement. We have discussed the Statement together with the relevant bases of belief (including sources of information) with the Directors of Sainsbury's and those officers and employees of Sainsbury's who developed the underlying plans, and with UBS Warburg and Goldman Sachs. Our work did not involve any independent examinations of any of the financial or other information underlying the Statement. We have also considered the letter dated 13 January 2003 from UBS Warburg and Goldman Sachs to the Directors of Sainsbury's on the same matter.

Sainsbury's have stated in the announcement that there are inherent risks in the estimated cost synergies and that the actual cost savings achieved may be materially greater or less than those estimated.

We do not express any opinion as to the achievability of the estimated cost synergies identified by the Directors of Sainsbury's.

Opinion

In our opinion, based on the foregoing, the Statement has been made with due care and consideration by Sainsbury's, in the context in which it was made.

Our work in connection with the Statement has been undertaken solely for the purposes of reporting under Note 8(b) to Rule 19.1 of the Code to the Directors of Sainsbury's, to UBS Warburg and to Goldman Sachs. We accept no responsibility to Safeway or its shareholders or any other persons (other than the Directors of Sainsbury's, UBS Warburg and Goldman Sachs) in respect of, arising out of, or in connection with our work.

Yours faithfully

PricewaterhouseCoopers LLP

PART C - LETTER FROM UBS WARBURG AND GOLDMAN SACHS INTERNATIONAL

UBS Warburg Ltd.
1 Finsbury Avenue
London
EC2M 2PP
Registered in England
No. 2035362

Goldman Sachs International
Peterborough Court
133 Fleet Street
London
EC4A 2BB
Registered in England
No. 2263951

The Directors
J Sainsbury plc
33 Holborn
London
EC1N 2HT

13 January 2003

Dear Sirs,

POSSIBLE OFFER FOR SAFEWAY PLC ("SAFEWAY")

We refer to the statement of estimated cost synergies (the "Statement") made by J Sainsbury plc ("Sainsbury's") set out in this announcement for which the Directors of Sainsbury's are wholly responsible.

We have discussed the Statement, together with the relevant bases of belief (including sources of information), with the Directors of Sainsbury's and those officers and employees of Sainsbury's who developed the underlying plans. We have also reviewed the work carried out by PricewaterhouseCoopers LLP and have discussed with them the conclusions stated in their letter of 13 January 2003 addressed to yourselves and ourselves in this matter.

We have relied upon the accuracy and completeness of all the financial and other information reviewed by us and have assumed such accuracy and completeness for the purposes of rendering this letter.

We do not express any opinion as to the achievability of the estimated cost synergies identified by Sainsbury's.

This letter is provided solely to the Directors of Sainsbury's in connection with Note 8(b) to Rule 19.1 of the City Code on Takeovers and Mergers and for no other purpose. We accept no responsibility to Safeway or its shareholders or any other person other than the Directors of Sainsbury's in respect of this letter.

On the basis of the foregoing, we consider that the Statement, for which the Directors of Sainsbury's are solely responsible, has been made with due care and consideration in the context in which it was made.

Yours faithfully,

For and on behalf of
UBS Warburg Ltd.

For and on behalf of
Goldman Sachs International

Ian Bonnor-Moris
Director

Nick Reid
Managing Director

Paul Mills-Hicks
Director

APPENDIX III

DEFINITIONS

The following definitions apply throughout this Announcement unless the context otherwise requires:

"Australia"	the Commonwealth of Australia, its territories and possessions and all areas subject to its jurisdiction and any political subdivision thereof
"Board"	the board of directors of Sainsbury's
"Canada"	Canada, its provinces and territories and all areas under its jurisdiction and any political sub-division thereof
"Companies Act"	the Companies Act 1985, as amended
"Competition Commission"	the Competition Commission established by the Competition Act 1998
"Enlarged Sainsbury's Group"	the Sainsbury's Group as enlarged on successful completion of the Possible Offer
"Japan"	Japan, its cities, prefectures, territories and possessions
"Morrisons"	WM Morrison Supermarkets PLC
"Possible Offer"	the possible offer to be made by Sainsbury's to acquire Safeway including, where the context so requires, any subsequent revision, variation, extension or renewal of such offer
"PricewaterhouseCoopers"	PricewaterhouseCoopers LLP
"Safeway"	Safeway plc
"Sainsbury's"	J Sainsbury plc
"Sainsbury's Group"	Sainsbury's and its subsidiaries and, where the context permits, each of them

"Shaw's"	Shaw's Supermarkets Inc.
"subsidiary"	shall be construed in accordance with the Companies Act
"UK" or "United Kingdom"	the United Kingdom of Great Britain and Northern Ireland
"US" or "United States"	the United States of America, its territories and possessions, any State of the United States and the District of Columbia
"US Securities Act"	the United States Securities Act of 1933, as amended
"UBS Warburg"	UBS AG, acting through its business group UBS Warburg or, its subsidiary UBS Warburg Ltd.

APPENDIX IV

J SAINSBURY PLC
TRADING STATEMENT

Third Quarter Trading Statement - Significant progress on business transformation programme, with solid Christmas trading

J Sainsbury plc, the UK and US food retailer, today issued its third quarter trading statement for the 12 weeks to 4th January 2003, confirming that it is delivering on its promised transformation programmes at the half way stage.

Sainsbury's Supermarkets (UK)

- Total sales up 4%
- Like-for-like sales up 2.8% (excluding petrol up 1%)

Transformation programme on track

- 104 stores and 25 petrol stations upgraded with new IT systems
- Distribution strategy on track with the proportion of goods delivered from new distribution centres increasing to 60% by March 2004 (currently 20%)
- Delivering on enhanced £700m cost savings programme

Continued progress on store development

- 6 new stores opened, 8 stores refurbished and 13 stores extended in the quarter, bringing total for the year to date to 20 new stores, 20 extensions, and 36 refurbishments

Shaw's Supermarkets (US)

- Total sales up 1.2%
- Like-for-like sales up 0.6%
- Good performance compared with peer group of US food retailers

Sir Peter Davis, Group Chief Executive, said:

"We have had a solid Christmas trading period, set against a strong performance last year. This was achieved in an extremely competitive environment and while making significant progress on our business transformation programme.

"Both the quarter and the year to date have seen major achievements in our radical programme to make Sainsbury's more effective and efficient. We have refurbished, extended and opened 76 stores so far this year. In the lead up to Christmas we successfully commenced operations from Hams Hall our new distribution centre, which helped with volumes at the peak Christmas time and demonstrated the scope and capacity of the centres when they are fully operational. By Christmas we had successfully installed new IT systems in 104 stores and 25 petrol stations. In addition we introduced the Nectar loyalty card programme in September, which has over 11 million active users. We terminated our Reward Card in November and have now consolidated all our customer data, which tells us that we have more customers in store using Nectar than our old Reward Card. We are confident that Nectar will drive futures sales growth.

"We have achieved our objective of re-establishing ourselves as First for Food and are now focusing our efforts on developing our non-food offering further. In November, a specialist team, created to build an authoritative non-food offer, started work and we will roll this out to customers towards the end of this year.

"Shaw's performed well in a soft market. We remodelled two stores, expanded one and closed two for replacement. Shaw's has been one of the strongest performers in the US food retail sector with a clear customer proposition in an attractive geographic area.

"We remain confident that we are making real progress across the group to achieve our targets on sales and profit margins. Our comprehensive infrastructure programme is on track, and we are achieving our planned cost savings.

We will be issuing our pre-close period statement at the end of March."

For enquiries:

Investor Relations:
Roger Matthews
Lynda Ashton 020 7695 7162

Media:
Jan Shawe
Pip Wood 020 7695 6127